UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3 )*

Vale SA

(Name of Issuer)

Common Stock

(Title of Class of Securities)

P9661Q155

(CUSIP Number)

December 29, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No.	P9661Q155

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Capital World Investors 95-1411037
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER	161,049,494
	6. SHARED VOTING POWER	0
	7. SOLE DISPOSITIVE POWER	161,357,883
	8. SHARED DISPOSITIVE POWER	0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 161,357,883 Beneficial ownership disclaimed pursuant to Rule 13d-4
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.6%
12.	TYPE OF REPORTING PERSON IA

Item 1.

(a)

Name of Issuer
Vale SA

(b)

Address of Issuer's Principal Executive Offices

Praia de Botafogo, 186, Rio de Janeiro  22250-145, Brazil

Item 2.

(a)

Name of Person Filing

Capital World Investors

(b)

Address of Principal Business Office or, if None, Residence

    333 SOUTH HOPE STREET, 55TH FLOOR, LOS ANGELES, CALIFORNIA  90071

(c)

Citizenship

N/A

(d)

Title of Class of Securities

 Common Stock

(e)

CUSIP Number

 P9661Q155

Item 3.

If This Statement is Filed Pursuant to
Rule 13d-1(b), or 13d-2(b) or (c),
Check Whether the Person Filing is a:

(a)

[ ]

Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)

[ ]

Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)

[ ]

Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)

[ ]

Investment Company registered under
Section 8 of the Investment Company Act of 1940
(15 U.S.C. 80a-8).

(e)

[X]

An investment adviser in accordance with
Rule 240.13d-1(b)(1)(ii)(E);

(f)

[ ]

An employee benefit plan or endowment fund in accordance with
Rule 240.13d-1(b)(1)(ii)(F);

(g)

[ ]

A parent holding company or control person in accordance with
Rule 240.13d-1(b)(1)(ii)(G);

(h)

[ ]

A savings association as defined in
Section 3(b) of the Federal Deposit Insurance Act
(12 U.S.C. 1813);

(i)

[ ]

A church plan that is excluded from the
definition of an investment company under
Section 3(c)(14) of the Investment Company Act
of 1940 (15 U.S.C. 80a-3);

(j)

[ ]

Group, in accordance with Rule 240.13d-1(b)(1)(ii)(J).

Item 4.

Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount Beneficially Owned:

    161,357,883
 **

(b)

Percent of Class:

    3.6%

(c)

Number of shares as to which such person has:

(i)

sole power to vote or to direct the vote

161,049,494

(ii)

shared power to vote or to direct the vote

0

(iii)

sole power to dispose or to direct the disposition of

161,357,883

(iv)

shared power to dispose or to direct the disposition of

0

**Capital World Investors ("CWI") is a division of Capital Research and Management Company ("CRMC"),
as well as its investment management subsidiaries and affiliates Capital Bank and Trust Company,
Capital International, Inc., Capital International Limited, Capital International Sarl,
Capital International K.K., Capital Group Private Client Services, Inc.,
and Capital Group Investment Management Private Limited
(together with CRMC, the "investment management entities").
CWI's divisions of each of the investment management entities collectively provide investment management services under the name "Capital World Investors." CWI is deemed to be the beneficial owner of

    161,357,883

shares or

    3.6%

of the
4,439,999,503
shares believed to be outstanding.

Shares reported include 45,804,769 Depository Receipts,
which represent 45,804,769 Common Stock.

Item 5.

Ownership of Five Percent or Less of Class.

If this statement is being filed to report the fact that
as of the date hereof the reporting person has ceased to
be the beneficial owner of more than five percent of the
class of securities, check the following:
[
X
]

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

    Not Applicable

Item 7.

Identification and Classification of the Subsidiary Which Acquired
the Security Being Reported on by the Parent Holding Company.

  Not Applicable

Item 8.

Identification and Classification of Members of the Group.

 Not Applicable.  This schedule is not being filed pursuant to
Rule 13d-1(b)(1)(ii)(J) or Rule 13d-1(d).

Item 9.

Notice of Dissolution of Group.

 Not Applicable

Item 10.

Certification.

By signing below, I certify that, to the best
of my knowledge and belief, the securities
referred to above

were acquired and are held
in the ordinary course of business and

were not acquired and are not held for the purpose
of or with the effect of changing or
influencing the control of the issuer of the
securities and were not acquired and are not held
in connection with or as a participant in any
transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief,
I certify that the information set forth in this statement is true, complete and correct.

Capital World Investors

By: /s/ Erik A. Vayntrub

Date:

    February 07, 2024

Name: Erik A. Vayntrub

Title:   Senior Vice President and Senior Counsel, Fund Business Management Group, Capital Research and Management Company